ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

150101

Filed in the office of	Document Number 20140234920-97
Ross Miller Secretary of State State of Nevada	Filing Date and Time 03/31/2014 10:06 AM
	Entity Number C6791-2001

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Broadleaf Capital Partners, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Three Hundred Thousand (300,000) shares of preferred stock, $0.01 par value per share, are hereby designated Series B Preferred Stock, having preferences as to dividends and distributions, and rights and preferences, as more particularly described in the attachment hereto. The Series B Preferred Stock shall have voting rights as required by Nevada Revised Statutes and as set forth in Section 5 of the attachment. [See attachment]

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATIONS
OF THE
SERIES B PREFERRED STOCK
(Par Value $0.01)

OF

BROADLEAF CAPITAL PARTNERS, INC.

The undersigned, a duly authorized officer of Broadleaf Capital Partners, Inc., a corporation organized and existing under the laws of the State of Nevada (the "Company"), in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes (the "NRS"), **DOES HEREBY CERTIFY** that the following resolution was duly adopted by the Company's Board of Directors (the "Board") by unanimous written consent of its directors pursuant to Section 78.315 of the NRS, on March 28, 2014:

WHEREAS, the Company currently has authorized for issuance Two Hundred Fifty Million (250,000,000) shares of common stock, par value $0.001 per share (the "Common Stock") and Ten Million (10,000,000) shares of preferred stock, par value $0.01 per share (the "Preferred Stock"); and

WHEREAS, the Board has the power, pursuant to Article 4 of the Company's Articles of Incorporation (the "Articles") to authorize the issue from time to time of one or more series of Preferred Stock and, with respect to each such series, to fix by the resolution or resolutions providing for the issue of such series, the number of shares of each such series, and the voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions; and

WHEREAS, the Board has determined that it is in the best interests of the Company to provide for the designation of Three Hundred Thousand (300,000) shares of the Preferred Stock as Series B Preferred Stock, having a par value of $0.01 per share (the "Series B Preferred Stock"), and therefore, it is

RESOLVED, that the Board hereby fixes the powers, designations, preferences, and relative, participating, optional and other special rights of the shares of the Series B Preferred Stock, as follows:

SECTION 1

DESIGNATION AND RANK

1.1. **Designation.** There is hereby created out of the authorized and unissued shares of Preferred Stock of the Company a single series of Preferred Stock, the designation of which shall be Series B Preferred Stock, having par value $0.01 per share. The number of authorized shares constituting the Series B Preferred Stock is Three Hundred Thousand (300,000).

1.2. **Rank.** With respect to the payment of dividends and other distributions on the capital stock of the Company, including the distribution of the assets of the Company upon liquidation, winding up or dissolution, the Series B Preferred Stock shall rank senior to the Common Stock, and rank junior to the Company's Series A Convertible Preferred Stock.

SECTION 2

DIVIDEND RIGHTS

2.1 Dividends and Distributions.

(a) The holders of the then outstanding shares of Series B Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available therefor, non-cumulative cash dividends accruing on a daily basis from the date of issuance of the Series B Preferred Stock through and including the date on which such dividends are paid at the annual rate of Six Percent (6%) (the "Applicable Rate") per share of the Series B Preferred Stock. The cash dividends provided for in this Section 2.1(a) are hereinafter referred to as "Base Dividends."

(b) The Company shall not declare any dividend or distribution on or with respect to the Common Stock of the Company without the written consent of the holders of a majority of the issued and outstanding shares of the Series B Preferred Stock.

(c) In addition to the Base Dividends, in the event any dividends are declared or paid or any other distribution is made on or with respect to the Common Stock, the holders of the Series B Preferred Stock as of the record date established by the Board for such dividend or distribution on the Common Stock shall be entitled to receive as additional dividends (the "Additional Dividends") an amount (whether in the form of cash, securities or other property) equal to the amount (and in the form) of the dividends or distribution that such holder would have received had each share of the Series B Preferred Stock been one share of the Common Stock, such Additional Dividends to be payable on the same payment date as the payment date for the Common Stock. The record date for any such Additional Dividends shall be the record date for the applicable dividend or distribution on the Common Stock, and any such Additional Dividend shall be payable to the individual, entity or group in whose name the Series B Preferred Stock is registered at the close of the business day on the applicable record date.

(d) No dividend shall be paid or declared on any share of Common Stock, unless a dividend, payable in the same consideration and manner, is simultaneously paid or declared, as the case may be, on each share of Series B Preferred Stock in an amount determined in paragraph (c) hereof. For purposes hereof, the term "dividend" shall include any pro rata distribution by the Company, out of the funds of the Company legally available therefore, of cash, property, securities (including, but not limited to, rights, warrants or options) or other property or assets to the holders of the Common Stock, whether or not paid out of capital, surplus or earnings.

SECTION 3

LIQUIDATION RIGHTS

3.1. **Liquidation Preference** . Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (collectively, a " Liquidation "), before any distribution or payment shall be made to any of the holders of Common Stock or any series of preferred stock, the holders of Series B Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to $1.00 per share of Series B Preferred Stock (the " Liquidation Amount ") plus all declared and unpaid dividends thereon, for each share of Series B Preferred Stock held by them.

3.2. **Pro Rata Distribution** . If, upon any Liquidation, the assets of the Company shall be insufficient to pay the Liquidation Amount, together with declared and unpaid dividends thereon, in full to all holders of Series B Preferred Stock, then the entire net assets of the Corporation shall be distributed among the holders of the Series B Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Company's Board of Directors), or both, at the election of the Company's Board of Directors.

3.3. **Merger, Consolidation or Reorganization** . For purposes of this Section 3, a Liquidation shall be deemed to be occasioned by or to include the merger, consolidation or reorganization of the Company into or with another entity through one or a series of related transactions, or the sale, transfer or lease of all or substantially all of the assets of the Company.

SECTION 4

VOTING RIGHTS

4.1. **General**. On all matters, the holders of Series B Preferred Stock and the holders of Common Stock shall vote together and not as separate classes, and the shares of Series B Preferred Stock shall be entitled to one vote per each share of Series B Preferred Stock. Notwithstanding the foregoing, unless otherwise provided by applicable law, to the fullest extent permitted by law, the holders of Common Stock shall not be entitled to vote on any proposal, action or amendment that solely affects the rights, powers, preferences, qualifications, powers or restrictions of the Series B Preferred Stock.

SECTION 5

REDEMPTION

5.1. **General**. The Company shall have no right of redemption of the Series B Preferred Stock without the written consent of all holders of the Series B Preferred Stock.

SECTION 6

MISCELLANEOUS

6.1. <u>Headings of Subdivisions</u>. The headings of the various <u>Sections</u> hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

6.2. <u>Severability of Provisions</u>. If any right, preference or limitation of the Series B Preferred Stock set forth herein (as this resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

6.3 <u>Exchange of Shares</u>. In the event of the spin-off transaction of Legal Capital Corp., a Nevada corporation ("<u>LCC</u>"), as contemplated by that certain Purchase Agreement by and between the Company and Litigation Capital, Inc., a Nevada corporation, dated March ____, 2014 (the "<u>LCC Agreement</u>"), all issued and outstanding shares of Series B Preferred Stock shall be exchanged for shares of preferred stock of LCC as set forth in the LCC Agreement, to the extent that such shares of preferred stock contain the voting and conversion rights set forth in the LCC Agreement.

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